

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 7, 2017

Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

       Re: **iKang Healthcare Group, Inc.**
               Form 20-F for the Fiscal Year Ended March 31, 2017
               Filed August 15, 2017
               File No. 001-36403

Dear Mr. Chen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Celeste M. Murphy for

                                   Larry Spirgel
                                   Assistant Director
                                   AD Office 11 – Telecommunications